

July 19, 2010

Mr. Alan J. Herrick
Chief Executive Officer
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116

> **Re:** **Sapient Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2010**
> **File No. 000-28074**

Dear Mr. Herrick:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: (617) 621-1300</u>
Kyle A. Bettigole, Esq.
Assistant General Counsel
Sapient Corporation